SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)

Origin Agritech Limited

(Name of Issuer)

Common Stock

(Title of Class of Securities)

G67828106

(CUSIP Number)

Liang Yuan

c/o C201 Shang Ao Century Building

Xisanqi, Haidian District

Beijing 100192, China

(86 10) 8269 4348

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 6, 2016

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d -7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 7 pages)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

CUSIP No. G67828106	Page 2 of 7 Pages

1	Names of reporting persons Liang Yuan
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization The Hong Kong Special Administrative Region of the People’s Republic of China
Number of shares beneficially owned by each reporting person with	7	Sole voting power -1,241,445-
	8	Shared voting power -0-
	9	Sole dispositive power -1,241,445-
	10	Shared dispositive power -0-
11	Aggregate amount beneficially owned by each reporting person 1,241,445
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row 11 5.4%
14	Type of reporting person IN

13D

CUSIP No. 81943P104	Page 3 of 7 Pages

1	Names of reporting persons Bonasmart Limited
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization British Virgin Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power -1,241,445-
	8	Shared voting power -0-
	9	Sole dispositive power -1,241,445-
	10	Shared dispositive power -0-
11	Aggregate amount beneficially owned by each reporting person 1,241,445
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row 11 5.4%
14	Type of reporting person CO

This Amendment No. 5 (this “Amendment”) amends and supplements the Schedule 13D filed on November 16, 2005, Amendment No. 1 filed by the Reporting Persons (as defined below) under Schedule 13D/A on November 19, 2014, Amendment No. 2 filed by the Reporting Persons under Schedule 13D/A on December 16, 2014, Amendment No. 3 filed by the Reporting Persons under Schedule 13D/A on December 30, 2014 and Amendment No. 4 filed by the Reporting Persons under Schedule 13D/A on June 2, 2016 (the “Original Schedule 13D” and, as amended and restated by this Amendment, this “Schedule 13D”).

Item 1. Security and Issuer

This Schedule 13D relates to the ordinary shares (the “Ordinary Shares”) of Origin Agritech Limited, a British Virgin Islands company (the “Issuer”). The principal executive offices of the Issuer are located at 21 Shengmingyuan Road, Changping District, Beijing 102206, The People’s Republic of China.

Item 5. Interest in Securities of the Issuer

(a)–(b) As of June 7, 2016, Bonasmart is the record holder of 1,241,445 Ordinary Shares of the Issuer representing approximately 5.4% of the issued and outstanding shares of the Issuer. Mr. Yuan is the beneficial owner of such 1,241,445 Ordinary Shares. The forgoing disclosure assumes that there are a total of 22,843,541 Ordinary Shares outstanding as of March 31, 2016 based on the information provided in the Issuer’s earnings release on Form 6-K filed with the Securities and Exchange Commission on May 5, 2016. Excluded in the foregoing number of shares are 45,000 shares underlying options held by Mr. Yuan.

(c) Item 5(c) of the Statement is amended and supplemented by inserting the following information:

From June 1, 2016 to June 7, 2016, Bonasmart disposed of 344,800 shares of the Issuser in a series of transactions at prices ranging from $1.6746 to $1.8018 per share in open market transactions on Nasdaq. Details by date, the number of shares disposed of and the price per share are provided below.

Date	Price per Share	Shares disposed of
6/1/2016	1.6746	32,300
6/2/2016	1.6892	29,800
6/3/2016	1.7566	76,300
6/6/2016	1.8018	130,400
6/7/2016	1.7746	76,000

Except as set forth in this Item 5 and Amendment No. 4 to Schedule 13D filed by the Reporting Persons on June 2, 2016, none of the Reporting Persons has effected any transaction in the Ordinary Shares during the past 60 days.

(d) To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons identified in this Item 5.

(e) Not applicable.

Item 7. Material to Be Filed as Exhibits

1.	Agreement of Joint Filing by Liang Yuan and Bonasmart Limited.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 8, 2016

Liang Yuan	/s/ Liang Yuan
Liang Yuan

Bonasmart Limited	/s/ Liang Yuan
	Name:	Liang Yuan
	Title:	Director

INDEX TO EXHIBITS

1.	Agreement of Joint Filing by Liang Yuan and Bonasmart Limited.